March 16, 2007

Mail Stop 4561

Mr. Ralph Lyons
Vice Chairman, President and Chief Executive Officer
Central Virginia Bankshares, Inc.
2036 New Dorset Road
P. O. Box 39
Powhatan, Virginia 23139

Re: Central Virginia Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2006,
June 30, 2006, and September 30, 2006
File Number: 000-24002

Dear Mr. Lyons:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Don Walker
                                        Senior Assistant Chief Accountant